SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission file number: 001-35223

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On September 29, 2025, BioLineRx Ltd. (the “Company”) entered into a joint venture transaction (the “Joint Venture”) with Hemispherian AS, a Norwegian corporation (“Hemispherian”), for the development, clinical evaluation and commercialization of GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors (“GLIX1”). As part of the Joint Venture, (i) the Company and Hemispherian entered into a Collaboration and Shareholders Agreement (the “JV Agreement”), which governs the ownership, governance, funding, administration, and related operational and commercial terms of a newly-created company owned by the Company and Hemispherian (the “JV”), and (ii) Hemispherian and the JV entered into an Asset Transfer Agreement (the “ATA”), pursuant to which Hemispherian transferred to the JV certain intellectual property, regulatory filings, know-how, and related assets primarily in respect of GLIX1, Hemispherian’s lead compound (the “Transferred Assets”). The transactions closed on the same day.

Pursuant to the JV Agreement, Hemispherian will initially hold 60% of the issued share capital of the JV, and the Company will hold the remaining 40%. As consideration for Hemispherian’s contribution of the Transferred Assets, the Company has agreed to invest $5 million in the JV (the “Threshold Amount”) within 36 months as of the date of the JV Agreement, in tranches according to a development plan, which period may be extended by an additional six months upon the occurrence of certain events as specified in the JV Agreement (the “Threshold Term”). If the Company does not invest the full Threshold Amount by the end of the Threshold Term, Hemispherian will have the right to repurchase, for nominal consideration, a pro rata portion of the Company’s shares in the JV corresponding to the unfunded portion of the Threshold Amount.

Following the investment of the Threshold Amount, the Company may make additional investments in the JV. For each incremental $1 million invested by the Company beyond the Threshold Amount, the Company will be entitled to an additional 1% equity interest, up to an aggregate maximum ownership of 70%. Following the attainment of a 50% stake by the Company in the JV, Hemispherian will have the right to co-invest alongside the Company on the same terms in order to maintain a 50% ownership stake in the JV.

Furthermore, under the terms of the JV Agreement, the Company will be responsible for managing and implementing the JV’s activities and overseeing the JV’s operations, budget, and expenses. Following the closing, the JV will pay Hemispherian a monthly advisory fee of $80,000 for a period of 24 months or until the termination of the JV, whichever occurs first.

The JV Agreement provides for the establishment of a board of directors of the JV as well as a steering committee with joint representation from both the Company and Hemispherian. The Company holds the deciding vote in the event of any deadlock on either of such corporate bodies. In addition, the JV Agreement includes restrictions on the transfer of shares of the JV by the Company and Hemispherian, requiring the consent of the other party, subject to certain exceptions, including transfers to permitted transferees or transfers in connection with a merger or acquisition transaction. The JV Agreement further provides a bring-along right, which may be exercised by a simple majority of the shareholders and the board of directors, subject to the consent rights described above.

The JV has a first look right, as well as a right of first refusal, on other assets in Hemispherian’s pipeline for defined periods specified in the ATA.

The ATA and the JV Agreement contain customary representations and warranties, indemnification and other provisions customary for transactions of this nature. In addition, the Company has provided an indemnification to Hemispherian in an amount of up to 50% of Hemispherian’s potential tax liability in Israel arising from the unlikely event of the payment of future dividend distributions by the JV to its shareholders, net of amounts recoverable under any double tax treaties available to Hemispherian.

The JV Agreement and the ATA include termination events, including failure to fund the Threshold Amount within the Threshold Term, or prolonged inability of the JV to operate due to insufficient financial resources.

The foregoing descriptions of the ATA and the JV Agreement are not complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

On September 29, 2025, the Company issued a press release entitled “BioLineRx Ltd. and Hemispherian AS Establish Joint Venture to Develop GLIX1, a First-in-Class, Oral, Small Molecule Targeting DNA Damage Response in Glioblastoma and Other Tumors.” A copy of the press release is attached hereto as Exhibit 99.1.

This Report on Form 6-K, including all exhibits hereto (other than the press release attached as Exhibit 99.1), is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Attached hereto and incorporated by reference herein are the following exhibits:

Exhibit No.	Description

10.1(1)(2)	Asset Transfer Agreement, dated as of September 29, 2025, between Hemispherian AS and Tetragon Biosciences Ltd.

10.2(1)(2)	Collaboration and Shareholders Agreement, dated as of September 29, 2025, between BioLineRx Ltd., Tetragon Biosciences Ltd. and Hemispherian AS

99.1	Press Release dated September 29, 2025

(1)  Portions of this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish a copy of all omitted schedules and exhibits to the SEC upon its request.

(2)   Portions of this exhibit (indicated by asterisks) have been omitted under rules of the SEC permitting the confidential treatment of select information. The Registrant agrees to furnish a copy of all omitted information to the SEC upon its request.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: September 29, 2025